UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                         (Amendment No. _____________)*

                                 COTHERIX, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22163T 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
 CUSIP No.  22163T 10 3
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
     1      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Frazier Healthcare IV, L.P.

-------------------------------------------------------------------------------
     2      Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)


-------------------------------------------------------------------------------
     3
            SEC Use Only ------------------------------------------------------
-------------------------------------------------------------------------------
     4
            Citizenship or Place of Organization  Delaware


-------------------------------------------------------------------------------
                         5
                             Sole Voting Power  0

                      ---------------------------------------------------------
                         6
                             Shared Voting Power  1,198,740

                      ---------------------------------------------------------
                         7
                             Sole Dispositive Power  0

                      ---------------------------------------------------------
                         8
                             Shared Dispositive Power  1,198,740

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
     9
            Aggregate Amount Beneficially Owned by Each Reporting Person
            1,198,740
-------------------------------------------------------------------------------
    10
           Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


-------------------------------------------------------------------------------
    11
            Percent of Class Represented by Amount in Row (9)
            Approximately 6.10%1


-------------------------------------------------------------------------------
    12
            Type of Reporting Person (See Instructions)    OO
-------------------------------------------------------------------------------









   --------
   1 Based on 19,641,711 shares of common stock outstanding as of 12/31/04.

-------------------------------------------------------------------------------
 CUSIP No.  22163T 10 3
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    1              Names of Reporting Persons.
                   i.r.s. Identification Nos. of above persons (entities only).

                   Frazier Affiliates IV, L.P.

-------------------------------------------------------------------------------
    2              Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                   (a)

                   (b)


-------------------------------------------------------------------------------
    3
                   SEC Use Only -----------------------------------------------
-------------------------------------------------------------------------------
    4
                   Citizenship or Place of Organization  Delaware

-------------------------------------------------------------------------------
                 5
                     Sole Voting Power  0

             ------------------------------------------------------------------
                 6
                     Shared Voting Power  1,198,740

             ------------------------------------------------------------------
                 7
                     Sole Dispositive Power  0

             ------------------------------------------------------------------
                 8
                     Shared Dispositive Power  1,198,740

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   9
       Aggregate Amount Beneficially Owned by Each Reporting Person  1,198,740
-------------------------------------------------------------------------------
  10
       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
  11
       Percent of Class Represented by Amount in Row (9)
       Approximately 6.10%
-------------------------------------------------------------------------------
  12
       Type of Reporting Person (See Instructions)    OO
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
 CUSIP No.  22163T 10 3
------------------------------------------------------------------------------
------------------------------------------------------------------------------
    1              Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   FHM IV, L.P.

------------------------------------------------------------------------------
    2              Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                   (a)

                   (b)

------------------------------------------------------------------------------
    3
                   SEC Use Only -----------------------------------------------
-------------------------------------------------------------------------------
    4
                   Citizenship or Place of Organization  Delaware


-------------------------------------------------------------------------------
                            5
                              Sole Voting Power  0

                      ---------------------------------------------------------
                            6
                              Shared Voting Power  1,198,740

                      ---------------------------------------------------------
                            7
                              Sole Dispositive Power  0

                      ---------------------------------------------------------
                            8
                              Shared Dispositive Power  1,198,740

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    9
                   Aggregate Amount Beneficially Owned by Each Reporting Person 1,198,740
-------------------------------------------------------------------------------
   10
                   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
   11
                   Percent of Class Represented by Amount in Row (9) Approximately 6.10%

-------------------------------------------------------------------------------
   12
                   Type of Reporting Person (See Instructions)    OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 CUSIP No.  22163T 10 3
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            FHM IV, L.L.C.

------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)

-------------------------------------------------------------------------------
    3
            SEC Use Only ------------------------------------------------------
-------------------------------------------------------------------------------
    4
            Citizenship or Place of Organization  Delaware

------------------------------------------------------------------------
                    5
                       Sole Voting Power  0

               ---------------------------------------------------------
                    6
                       Shared Voting Power  1,198,740

               ---------------------------------------------------------
                    7
                       Sole Dispositive Power  0

               ---------------------------------------------------------
                    8
                       Shared Dispositive Power  1,198,740

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    9
       Aggregate Amount Beneficially Owned by Each Reporting Person  1,198,740
-------------------------------------------------------------------------------
   10
       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
   11
       Percent of Class Represented by Amount in Row (9)  Approximately 6.10%

-------------------------------------------------------------------------------
   12
       Type of Reporting Person (See Instructions)    OO
-------------------------------------------------------------------------------

Item  1
  (a)   Name of Issuer:

                 COTHERIX, INC.

  (b)   Address of Issue's Principal Executive Offices:

                 5000 Shoreline Court, Suite 101, South San Francisco, CA  94080

Item  2
 (a)   Name of Person Filing:

               Frazier Healthcare IV, L.P., a Delaware limited partnership ("FH IV"), Frazier Affiliates IV, L.P., a Delaware limited partnership ("FA IV"), FHM IV, L.P., a Delaware limited partnership ("FHM IV GPLP") and FHM IV, L.L.C., a Delaware limited liability company "("FHM IV GPLLC") (collectively, the "Reporting Persons").

               FHM IV GPLLC is the general partner of FHM IV GPLP, which in turn is the general partner of both FH IV and FA IV.

 (b)   Address of Principal Business Office or, if none, Residence:

               601 Union Street, Suite 3200, Seattle, WA  98101

 (c)   Citizenship:

               FH IV, FA IV and FHM IV GPLP are each a Delaware limited partnership and FHM IV GPLLC is a Delaware limited liability company.

 (d)   Title of Class of Securities:

               Common Stock, $0.001 par value

 (e)   CUSIP Number:

               22163T 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)  |_| Broker or dealer registered under Section 15 of the Exchange Act;
(b)  |_| Bank as defined in section 3(a)(6) of the Exchange Act;
(c)  |_| Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940;
(e)  |_| An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);
(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) |_| A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);
(h) |_| A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a) Amount beneficially owned:

            As of December 31, 2004, FH IV was the record owner of 1,192,688 shares of Common Stock and FA IV was the record owner of 6,052 shares of Common Stock (collectively, the "Record Shares"). Both voting and dispositive power with respect to FH IV and FA IV are held by the same general partner, FHM IV GPLP. As the general partner of FH IV and FA IV, FHM IV GPLP may be deemed the beneficial owner of the Record Shares. As the general partner of FHM IV GPLP, FHM IV GPLLC may be deemed the beneficial owner of the Record Shares.

  (b) Percent of class:  6.10%

  (c) Number of shares as to which such person has:

     (i)   Sole power to vote or to direct the vote                       0
     (ii)  Shared power to vote or to direct the vote                 1,198,740
     (iii) Sole power to dispose or to direct the disposition of          0
     (iv)  Shared power to dispose or to direct the disposition of    1,198,740

         By virtue of the relationships among the Reporting Persons, each may be deemed to share voting power and dispositive power of the Record Shares. Each of the Reporting Persons expressly disclaim beneficial ownership of the Record Shares, except for the securities for which such Reporting Person is the holder of record.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable. The Reporting Persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(1)(ii)(J).

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         Not applicable.

                                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated January 25, 2005
                       FRAZIER HEALTHCARE IV, L.P.
                       By:     FHM IV, L.P.
                               Its General Partner
                               By:      FHM IV, L.L.C.
                                        Its General Partner


                                        By:  /s/ Robert W. Overell
                                                 Robert W. Overell
                                                 Title:  Member

                       FRAZIER AFFILIATES IV, L.P.
                       By:     FHM IV, L.P.
                               Its General Partner
                               By:      FHM IV, L.L.C.
                                        Its General Partner


                                        By:  /s/ Robert W. Overell
                                                 Robert W. Overell
                                                 Title:  Member

                       FHM IV, L.P.
                       By:         FHM IV, L.L.C.
                                   Its General Partner


                                   By:  /s/ Robert W. Overell
                                                 Robert W. Overell
                                                 Title:  Member

                       FHM IV, L.L.C.


                       By:  /s/ Robert W. Overell
                               Robert W. Overell
                               Title:  Member